SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 21, 2013

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- “Philips’ Third Quarter Results 2013”, dated October 21, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of October 2013.

KONINKLIJKE PHILIPS N.V.

/s/ E.P. Coutinho
(General Secretary)

Q3 2013 Quarterly report

Philips reports third-quarter comparable sales growth of 3% to EUR 5.6 billion; operational results improve by 33% to EUR 634 million

•	Comparable sales in growth geographies up 10%

•	EBITA increased to EUR 562 million, or 10.0% of sales, compared to 6.3% in Q3 2012

•	EBITA excluding restructuring and other charges increased to EUR 634 million, or 11.3% of sales

•	Net income increased to EUR 281 million, compared to EUR 105 million in Q3 2012

•	Free cash flow amounted to EUR 117 million

•	New EUR 1.5 billion share buy-back program starts on October 21

Frans van Houten, CEO:

“This was another solid quarter for Philips, especially in light of the challenging global economic environment. I am pleased with the 33% increase in our operational results, clearly reflecting the continuing benefits of our Accelerate! program. At Healthcare, EBITA improved while sales were flat and order intake declined by 2%. Consumer Lifestyle continued its strong sales performance with a comparable sales growth of 9%, driven by our focus on locally relevant products. At Lighting, LED-based sales grew 33% over the previous year, leading to an overall growth of 3%.

We continued to make good progress on the Accelerate! journey. Our overhead cost reduction program has resulted in EUR 856 million in total gross savings to date, including EUR 183 million realized in Q3 2013. Our End2End programs are delivering strong results. The leaning-out of the supply chain has led to a reduction of inventory. Our Design for Excellence (DfX) program is building a strong funnel of opportunities to lower cost of goods sold in the coming years. End2End also enables us to deliver more locally relevant innovations faster to our customers. We see strong positive engagement from our employees, making us more agile and entrepreneurial.

Our strategic focus on value-accretive innovations and new business models is resulting in encouraging successes across our markets. As the leader in the growing image-guided interventions and therapy market, Philips was the first company to install an advanced hybrid operating room in a leading medical institute in Moscow, which will serve as an example for other hospitals in Russia. Building on our leadership in digital innovation, we recently unveiled a range of higher-value connected consumer products, such as a smart air purifier, baby monitor and a digital grooming guide. As the global leader in energy-efficient lighting, we have been selected to transform Dubai Municipality’s buildings with intelligent LED solutions. Our lighting solutions are saving 50% in electricity usage and will advance Dubai’s mission to become the most sustainable city in the world.

We remain committed to reaching our financial targets this year. However, ongoing headwinds in the global economy are expected to continue to affect sales growth in the coming quarters.

Q3 financials: Operational results improve significantly across all sectors.

Healthcare currency-comparable equipment order intake declined by 2% year-on-year, with lower order intake at Patient Care & Clinical Informatics, while Imaging Systems recorded a slight increase. Comparable sales were flat year-on-year. Growth at Customer Services, Home Healthcare Solutions and Patient Care & Clinical Informatics was offset by a decline at Imaging Systems. In growth geographies, comparable sales increased by 3%, with strong growth in China, Central & Eastern Europe and Latin America. EBITA margin excluding restructuring and acquisition-related charges increased by 2.0 percentage points year-on-year to 14.6%.

Consumer Lifestyle comparable sales increased by 9%, with all businesses, i.e. Health & Wellness, Domestic Appliances and Personal Care, recording good growth. In the growth geographies, comparable sales registered a strong double-digit increase. EBITA margin excluding restructuring and acquisition-related charges increased to 11.1%, a year-on-year improvement of 3.0 percentage points.

Lighting comparable sales increased by 3%, led by Lumileds, Automotive and Light Sources & Electronics. Comparable sales at Professional Lighting Solutions and Consumer Luminaires declined in the quarter. LED-based sales grew by 33% and now represent 30% of total Lighting sales. In the growth geographies, comparable sales showed a double-digit increase. EBITA margin excluding restructuring and acquisition-related charges was 10.2%, a year-on-year improvement of 3.9 percentage points.

The new EUR 1.5 billion share buy-back program starts on October 21.

Please refer to page 21 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q3 2012	Q3 2013

Sales	5,821	5,618
EBITA	366	562
as a % of sales	6.3	10.0
EBIT	254	464
as a % of sales	4.4	8.3
Financial income (expenses)	(116)	(92)
Income taxes	(37)	(108)
Results investments in associates	(6)	6
Net income from continuing operations	95	270
Discontinued operations	10	11
Net income	105	281

Net income attributable to shareholders per common share (in euros) - diluted	0.11	0.31

Net income

•	Net income amounted to EUR 281 million, an increase of EUR 176 million year-on-year, which reflected better operating results across all sectors.

•	EBITA amounted to EUR 562 million, or 10.0% of sales, an increase of EUR 196 million year-on-year. Q3 2013 included a settlement loss of EUR 31 million arising from a lump-sum offering to terminated vested employees in our US pension plan and EUR 41 million of restructuring and acquisition-related charges. Q3 2012 EBITA included a loss of EUR 34 million on the sale of industrial assets at Lighting and restructuring and acquisition-related charges of EUR 76 million.

•	EBITA, excluding restructuring and acquisition-related charges, the Q3 2013 pension settlement loss, and the Q3 2012 loss on the sale of industrial assets at Lighting, improved to EUR 634 million, or 11.3% of sales, compared to EUR 476 million, or 8.2% of sales, in Q3 2012.

•	Tax charges were EUR 71 million higher than in Q3 2012, mainly due to higher taxable earnings.

•	Income from discontinued operations, which mainly represents the results of the Television business and the Audio, Video, Multimedia and Accessories (AVM&A) business, increased by EUR 1 million year-on-year to EUR 11 million.

Sales by sector

in millions of euros unless otherwise stated

	Q3 2012	Q3 2013	nominal	% change comparable

Healthcare	2,443	2,258	(8)	0
Consumer Lifestyle	1,051	1,091	4	9
Lighting	2,139	2,084	(3)	3
Innovation, Group & Services	188	185	(2)	(7)

Philips Group	5,821	5,618	(3)	3

Sales per sector

•	Group sales amounted to EUR 5,618 million, an increase of 3% on a comparable basis. Group nominal sales decreased by 3%, reflecting a 6% negative currency effect.

•	Healthcare comparable sales remained flat year-on-year. Customer Services achieved mid-single-digit growth, while Home Healthcare Solutions and Patient Care & Clinical Informatics showed low-single-digit growth. Imaging Systems recorded a mid-single-digit decline.

•	Consumer Lifestyle comparable sales increased by 9%. Strong double-digit comparable sales growth was seen at Health & Wellness, while Domestic Appliances showed high-single-digit growth and Personal Care recorded mid-single-digit growth.

•	Lighting comparable sales were 3% higher year-on-year, led by double-digit growth at Lumileds and Automotive. Light Sources & Electronics achieved low-single-digit growth, while Professional Lighting Solutions and Consumer Luminaires recorded a low-single-digit decline.

Q3 2013 Quarterly report             3

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q3 2012	Q3 2013	nominal	% change comparable

Western Europe	1,402	1,382	(1)	(1)
North America	1,852	1,710	(8)	(2)
Other mature geographies	524	434	(17)	(1)

Total mature geographies	3,778	3,526	(7)	(1)
Growth geographies	2,043	2,092	2	10

Philips Group	5,821	5,618	(3)	3

Sales per geographic cluster

•	Growth geographies delivered a double-digit comparable sales increase for the second consecutive quarter, driven by higher sales in all sectors.

•	Comparable sales in mature geographies declined by 1% compared to Q3 2012. The decrease was attributable to Healthcare and Lighting, while Consumer Lifestyle showed a mid-single-digit improvement.

4          Q3 2013 Quarterly report

EBITA

in millions of euros

	Q3 2012	Q3 2013

Healthcare	305	329
Consumer Lifestyle	78	116
Lighting	32	177
Innovation, Group & Services	(49)	(60)

Philips Group	366	562

EBITA

as a % of sales

	Q3 2012	Q3 2013

Healthcare	12.5	14.6
Consumer Lifestyle	7.4	10.6
Lighting	1.5	8.5
Innovation, Group & Services	(26.1)	(32.4)

Philips Group	6.3	10.0

Restructuring and acquisition-related charges

in millions of euros

	Q3 2012	Q3 2013

Healthcare	(3)	(1)
Consumer Lifestyle	(7)	(5)
Lighting	(68)	(36)
Innovation, Group & Services	2	1

Philips Group	(76)	(41)

EBIT

in millions of euros unless otherwise stated

	Q3 2012	Q3 2013

Healthcare	255	283
Consumer Lifestyle	63	102
Lighting	(14)	140
Innovation, Group & Services	(50)	(61)

Philips Group	254	464
as a % of sales	4.4	8.3

Earnings per sector

•	Healthcare EBITA increased by EUR 24 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA improved by EUR 22 million, driven by improved gross margins and overhead cost reductions.

•	Consumer Lifestyle EBITA increased by EUR 38 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA improved by EUR 36 million. The higher EBITA was largely attributable to operating leverage from higher sales and improved gross margins across all businesses.

•	Lighting EBITA increased by EUR 145 million year-on-year. Excluding restructuring and acquisition-related charges and the Q3 2012 loss on the sale of industrial assets, EBITA improved by EUR 79 million, driven by higher gross margins and cost reductions.

•	Innovation, Group & Services EBITA decreased by EUR 11 million to a net cost of EUR 60 million. EBITA, excluding restructuring charges and a settlement loss of EUR 31 million arising from a lump-sum offering to terminated vested employees in our US pension plan, improved by EUR 21 million compared to Q3 2012. The improvement was mainly driven by lower litigation and patent filing costs in IP Royalties.

Q3 2013 Quarterly report            5

Financial income and expenses

in millions of euros

	Q3 2012	Q3 2013

Net interest expenses	(85)	(61)
Value adjustment to option in the UK pension plan	(12)	(12)
Other	(19)	(19)

	(116)	(92)

Financial income and expenses

•	Financial income and expenses amounted to a net expense of EUR 92 million, an improvement of EUR 24 million compared with Q3 2012. This was mainly attributable to lower interest expenses on debt.

Cash balance

in millions of euros

	Q3 2012	Q3 2013

Beginning cash balance	3,134	2,307
Free cash flow	410	117
Net cash flow from operating activities	648	337
Net capital expenditures	(238)	(220)
Acquisitions of businesses	(18)	(5)
Other cash flow from investing activities	(18)	(6)
Treasury shares transactions	(135)	(18)
Dividend paid	1	(41)
Changes in debt/other	(142)	(237)
Net cash flow discontinued operations	—	(83)

Ending balance	3,232	2,034

Cash balance

•	The Group cash balance decreased during Q3 2013 to EUR 2,034 million. A free cash inflow of EUR 117 million was more than offset by a EUR 237 million outflow, mainly related to debt redemption, and a EUR 83 million outflow related to discontinued operations.

•	In Q3 2012, the cash balance increased to EUR 3,232 million, mainly from a free cash inflow of EUR 410 million, partly offset by an outflow of EUR 142 million, mainly related to debt redemption, and the use of EUR 135 million in treasury shares transactions, primarily for our share buy-back program.

Cash flows from operating activities

in millions of euros

Cash flows from operating activities

•	Operating activities resulted in a cash inflow of EUR 337 million, compared to an inflow of EUR 648 million in Q3 2012. The Q3 2013 figure includes a net increase in working capital of EUR 357 million, compared to a net decrease in working capital of EUR 139 million in Q3 2012. The remaining difference compared to Q3 2012 is mainly attributable to higher earnings.

6            Q3 2013 Quarterly report

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 7 million lower than in Q3 2012, mainly due to lower investments at Lighting and IG&S.

Inventories

as a % of sales1)

1)	sales is calculated over the preceding 12 months

Inventories

•	Inventory value at the end of Q3 2013 was EUR 3.8 billion and amounted to 16.5% of sales.

•	Compared to Q3 2012, inventories as a percentage of sales improved by 0.4 percentage points. This was mainly driven by reductions at Healthcare.

Net debt and group equity

in billions of euros

Net debt and group equity

•	At the end of Q3 2013, Philips had a net debt position of EUR 2.0 billion, compared to EUR 1.5 billion at the end of Q3 2012. During the quarter, the net debt position decreased by EUR 72 million, largely due to debt redemption.

•	Group equity increased by EUR 149 million in the quarter to EUR 11.0 billion. The increase was largely a result of net income earned during the period, partially offset by negative currency translation differences.

Q3 2013 Quarterly report 7

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Audio, Video, Multimedia and Accessories business, had 1,940 employees at end of Q3 2013 (Q3 2012: 2,058; Q2 2013: 1,958).

Employees

•	Compared to Q3 2012, the number of employees decreased by 4,900. This decrease includes 327 employees from divestments. Excluding divestments, the number of employees decreased by 4,573, mainly due to the company’s overhead reduction program and the industrial footprint rationalization at Lighting.

•	The number of employees decreased by 955 in the quarter, largely attributable to the rationalization of the industrial footprint at Lighting.

8            Q3 2013 Quarterly report

Healthcare

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2012	2013

Sales	2,443	2,258
Sales growth
% nominal	18	(8)
% comparable	7	0
EBITA	305	329
as a % of sales	12.5	14.6
EBIT	255	283
as a % of sales	10.4	12.5
Net operating capital (NOC)	8,261	7,525
Number of employees (FTEs)	38,228	37,569

Sales

in millions of euros

EBITA

Business highlights

•	Philips launched its premium EPIQ ultrasound system in Europe, parts of Asia and the US. EPIQ features high image quality paired with ‘Anatomical Intelligence’, a decision support technology designed to improve patient outcomes and enhance clinical workflows across the continuum of care.

•	Expanding its Hospital to Home activities in Asia Pacific, Philips has established the regional headquarters for this business in Singapore. Philips also collaborated with Guardian Health & Beauty, Singapore’s largest health and beauty chain, to screen citizens across the country for obstructive sleep apnea (OSA), to identify and treat this disorder.

•	Building on its leadership in image-guided interventions and therapy, Philips has installed an advanced hybrid operating room (OR), the first of its kind in Russia, at a leading medical institute in Moscow. The hybrid OR enables clinicians to optimally perform a wide range of clinical procedures and improve patient care.

•	In line with its vision to use partnerships to help create the future of health care, Philips strengthened its collaboration with Hansen Medical for robotic systems in minimally invasive interventions, while Froedtert & The Medical College of Wisconsin Clinical Cancer Center joined the Elekta and Philips research consortium on MRI-guided radiation therapy.

•	Reflecting the company’s focus on long-term partnerships to support innovative and affordable care, Philips and Medical Center Leeuwarden in the Netherlands have signed a 10-year managed services agreement for ultrasound.

Financial performance

•	Currency-comparable equipment orders declined 2% year-on-year. Patient Care & Clinical Informatics recorded a 7% decline, while Imaging Systems showed low-single-digit growth. Equipment order intake in growth geographies showed a low-single-digit decline, mainly due to Russia & Central Asia, while China and India recorded double-digit growth. North America equipment order intake showed a low-single-digit decline. Western Europe recorded a 7% decline as Q3 2012 included large and multi-year deals in the Netherlands and UK.

Q3 2013 Quarterly report            9

•	Healthcare comparable sales remained flat year-on-year. Customer Services achieved mid-single-digit growth, while Home Healthcare Solutions and Patient Care & Clinical Informatics showed low-single-digit growth. Imaging Systems recorded a mid-single-digit decline.

•	From a regional perspective, comparable sales in growth geographies increased by 3% year-on-year, with strong growth in China, Central & Eastern Europe and Latin America, partly offset by declines in Russia, Central Asia, Middle East and Turkey. Western Europe remained in line with Q3 2012, while North America declined by 2% and other mature geographies recorded low-single-digit growth.

•	EBITA was EUR 329 million, or 14.6% of sales, compared to EUR 305 million, or 12.5% of sales, in Q3 2012.

•	Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 330 million, or 14.6% of sales, compared to EUR 308 million, or 12.6% of sales, in Q3 2012. The 2.0 percentage points increase was due to improved gross margins and overhead cost reductions.

•	Net operating capital, excluding a negative currency translation effect of EUR 547 million, decreased by EUR 189 million to EUR 7.5 billion. This decrease was largely driven by lower fixed assets. Inventories as a percentage of sales improved by 1.2 percentage points year-on-year, driven by reductions in all businesses.

•	Compared to Q3 2012, the number of employees decreased by 659, mainly as a result of reductions in North America and Europe.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2013 are expected to total approximately EUR 5 million.

10            Q3 2013 Quarterly report

Consumer Lifestyle*

*	Excluding the Audio, Video, Multimedia and Accessories business

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2012	2013

Sales	1,051	1,091
Sales growth
% nominal	18	4
% comparable	10	9
EBITA	78	116
as a % of sales	7.4	10.6
EBIT	63	102
as a % of sales	6.0	9.3
Net operating capital (NOC)	1,443	1,164
Number of employees (FTEs)	17,125	16,326

Sales

in millions of euros

EBITA

Business highlights

•	Building its leadership in digital innovation, Philips unveiled a range of consumer connected propositions at this year’s IFA in Berlin. Highlights included a smart air purifier, baby monitor and a digital grooming guide.

•	The extended Philips AVENT Natural infant feeding range was showcased at the Kind + Jugend fair in Germany. The Natural baby bottle is proven to be more easily accepted by babies, thanks to its unique teat design, and has enabled Philips AVENT to achieve the #1 market position in baby bottles in North America.

•	Further strengthening our global leadership, the latest introductions in Oral Healthcare, including the Philips Sonicare PowerUp and Sonicare Flexcare Platinum, have been well received by consumers and are driving strong growth in North America and China.

•	Continuing the geographical expansion and localization of proven product innovations, Philips introduced the Airfryer in Japan and the SoupMaker in Latin America. Additionally, following major success in Russia, the MultiCooker is being launched in several European markets, with initial market response exceeding expectations.

•	Innovative, precision tools are driving Philips’ market share and brand preference in male grooming. Following the successful launch of the Click & Style range, Q3 2013 saw further portfolio expansion with the introduction of the world’s first laser-guided beard trimmer.

Financial performance

•	Consumer Lifestyle comparable sales increased by 9%. Strong double-digit comparable sales growth was seen at Health & Wellness, while Domestic Appliances showed high-single-digit growth and Personal Care recorded mid-single-digit growth.

•	From a regional perspective, Consumer Lifestyle achieved a strong double-digit comparable sales increase in growth geographies and mid-single-digit growth in mature geographies. North America showed high-single-digit growth, while Western Europe remained in line with Q3 2012.

•	EBITA amounted to EUR 116 million, or 10.6% of sales, an increase of EUR 38 million and 3.2 percentage points compared to Q3 2012.

Q3 2013 Quarterly report            11

•	Excluding restructuring and acquisition-related charges, EBITA was EUR 121 million, or 11.1% of sales, compared to EUR 85 million, or 8.1% of sales, in Q3 2012. The improvement of 3.0 percentage points was largely attributable to operating leverage from higher sales and improved gross margins across all businesses.

•	EBITA included EUR 7 million of net costs formerly reported in discontinued businesses (Q3 2012 included EUR 9 million related to the Audio, Video, Multimedia and Accessories business and EUR 7 million related to the Television business).

•	Net operating capital, excluding a negative currency translation effect of EUR 79 million, decreased by EUR 200 million year-on-year. The decrease was largely driven by lower working capital.

•	The number of employees decreased by 799 year-on-year, as a result of the seasonal outflow of temporary industrial personnel, mainly in the Domestic Appliances business in the Asian region.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2013 are expected to total approximately EUR 5 million.

12            Q3 2013 Quarterly report

Lighting

Key data

in millions of euros unless otherwise stated

	Q3 2012	Q3 2013

Sales	2,139	2,084
Sales growth
% nominal	13	(3)
% comparable	4	3
EBITA	32	177
as a % of sales	1.5	8.5
EBIT	(14)	140
as a % of sales	(0.7)	6.7
Net operating capital (NOC)	5,051	4,668
Number of employees (FTEs)	51,751	47,875

Sales

in millions of euros

EBITA

Business highlights

•	By partnering with The Home Depot and utility companies, Philips has made its 60-watt-equivalent LED bulb available for less than $5 in several states in the US.

•	As the global leader in LED lighting, Philips has been selected to transform Dubai Municipality’s buildings with intelligent LED solutions, saving 50% in energy usage and helping Dubai in its mission to become the most sustainable city in the world.

•	Philips has signed a contract with Pep Boys, the US automotive aftermarket tire and service retail chain, to be its primary supplier of car lamp and LED interior/ exterior replacement lighting.

•	Driving innovation in professional lighting systems, Philips will install energy-efficient LED lighting in 170 Z-Energy petrol stations in New Zealand. Z-Energy petrol stations will reduce their total energy use by more than 11% and cut the annual carbon emissions from Z’s retail operations by 16%.

•	Enabling social and economic development by extending the hours of light in rural communities, Philips is teaming up with the Royal Netherlands Football Association (KNVB) to create 26 solar-powered LED ‘Community Light Centers’ in Ghana.

Financial performance

•	Comparable sales were 3% higher year-on-year, led by double-digit growth at Lumileds and Automotive. Light Sources & Electronics achieved low-single-digit growth, while Professional Lighting Solutions and Consumer Luminaires recorded a low-single-digit decline.

•	From a regional perspective, comparable sales showed a double-digit increase in growth geographies (10% increase in comparable sales excluding OEM Lumileds sales), which was partially offset by a mid-single-digit decrease in mature geographies.

•	LED-based sales grew 33% compared to Q3 2012, and now represent 30% of total Lighting sales.

•	EBITA amounted to EUR 177 million, compared to EUR 32 million in Q3 2012. Earnings in Q3 2013 were impacted by restructuring and acquisition-related charges of EUR 36 million (Q3 2012: EUR 102 million, including a EUR 34 million loss on the sale of industrial assets). The year-on-year EBITA increase was driven by higher gross margins and improvements in the cost structure.

Q3 2013 Quarterly report            13

•	EBITA, excluding restructuring and acquisition-related charges and other losses, was EUR 213 million, or 10.2% of sales (Q3 2012: EUR 134 million, or 6.3% of sales). Light Sources & Electronics, Professional Lighting Solutions and Lumileds were the main contributors to the operational improvement.

•	Net operating capital, excluding a negative currency translation effect of EUR 227 million, decreased by EUR 156 million year-on-year. The decrease was largely driven by provisions and lower fixed assets.

•	Inventories as a percentage of sales improved by 0.2 percentage points year-on-year.

•	Compared to Q3 2012, the number of employees decreased by 3,876, mainly due to the rationalization of the industrial footprint.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2013 are expected to total approximately EUR 20 million.

14            Q3 2013 Quarterly report

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2012	2013

Sales	188	185
Sales growth
% nominal	19	(2)
% comparable	16	(7)
EBITA of:
Group Innovation	(33)	(28)
IP Royalties	63	82
Group and Regional Costs	(38)	(33)
Accelerate! investments	(33)	(34)
Pensions	1	(32)
Service Units and Other	(9)	(15)

EBITA	(49)	(60)
EBIT	(50)	(61)
Net operating capital (NOC)	(3,707)	(3,108)
Number of employees (FTEs)	12,122	12,556

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Philips improved its brand ranking by one position to become the 40th most valuable brand in the top-100 global brands by Interbrand. The brand value of Philips increased by 8% to close to USD 10 billion.

•	Philips received 510(k) clearance from the US Food and Drug Administration to bring to the US market its first Digital Pathology product for a digital manual read of HER2 status for patients with invasive breast cancer. Assessment of HER2 is a standard test to evaluate treatment options.

•	Philips was recognized as a leader in the Carbon Disclosure Project for the third consecutive year on both performance and disclosure.

•	Philips received a total of eight Successful Design Awards China 2013. Five of the winners were for Philips health care solutions, with the highest honor of the ‘Diamond Award’ going to the Philips Ambient Experience Electro Physiology Lab.

•	Underscoring its innovation in lighting technology, Philips has collaborated with Audi, Merck KGaA, Automotive Lighting and the University of Cologne in a research consortium to create the world’s first large-area, 3D organic light-emitting diodes (OLEDs); these OLEDs have now been applied in the rear lighting of a vehicle for the first time.

Financial performance

•	Sales decreased marginally from EUR 188 million in Q3 2012 to EUR 185 million in Q3 2013.

•	EBITA amounted to a net cost of EUR 60 million, including a EUR 31 million settlement loss arising from a lump-sum offering to terminated vested employees in our US pension plan. Net restructuring charges in Q3 2013 amounted to a release of EUR 1 million (Q3 2012: a net release of EUR 2 million).

•	EBITA, excluding restructuring charges and the EUR 31 million pension settlement loss, improved by EUR 21 million compared to Q3 2012, mainly due to lower litigation and patent filing costs in IP Royalties.

•	EBITA of Service Units and Other included EUR 19 million of net costs formerly reported in discontinued businesses (Q3 2012 included EUR 9 million related to the Audio, Video, Multimedia and Accessories business and EUR 3 million related to the Television business).

Q3 2013 Quarterly report            15

•	Compared to Q3 2012, the number of employees increased by 434, primarily due to the centralization of Human Resource and Research activities, partly offset by restructuring activities in the Service Units.

•	Net operating capital, excluding a currency translation effect of EUR 101 million, increased by EUR 498 million year-on-year, mainly due to an increase in the value of currency hedges.

Miscellaneous

•	Restructuring charges in Q4 2013 are expected to total approximately EUR 5 million.

16            Q3 2013 Quarterly report

Additional information on Audio, Video, Multimedia and Accessories business

AVM&A results reconciliation

in millions of euros unless otherwise stated

	Q3	Q3
	2012	2013

EBITA	2	(9)

Disentanglement costs	0	(12)

Former AVM&A net costs allocated to Consumer Lifestyle	9	7
Former AVM&A net costs allocated to IG&S	9	19

Eliminated amortization other AVM&A intangibles	(4)	0

EBIT discontinued operations	16	5

Financial income and expenses	0	1
Income taxes	(6)	4

Net income (loss) of discontinued operations	10	10

Number of employees (FTEs)	2,058	1,940

Following the agreement with Funai Electric Co. Ltd, as mentioned in the Q1 2013 press release, the results of the Audio, Video, Multimedia and Accessories (AVM&A) business are reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Prior-period comparative figures have been restated accordingly. Consequently, Audio, Video, Multimedia and Accessories sales and EBITA are no longer included in the Consumer Lifestyle and Group results of continuing operations.

The net income of discontinued operations attributable to the Audio, Video, Multimedia and Accessories business is in line with Q3 2012 at EUR 10 million.

Since Q1 2013, the applicable net operating capital of this business is reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheet.

The EBITA of Consumer Lifestyle includes net costs of EUR 7 million formerly reported as part of the results of this business. The EBITA of Innovation, Group & Services includes net costs of EUR 19 million formerly reported as part of this business.

Q3 2013 Quarterly report            17

Other information

Share repurchase program

Philips will start a share repurchase program of up to EUR 1.5 billion to be executed during the next 2-3 years. The maximum number of shares that will be repurchased under this program depends on the development in the share price during the course of the program. All shares repurchased under this program will be cancelled, resulting in a reduction of Philips’ outstanding share capital.

Philips will start this repurchase program as of October 21 and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All transactions under this program will be published on Philips’ website (www.philips.com/investor) on a weekly basis.

18            Q3 2013 Quarterly report

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2012				2013
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,307	5,570	5,821	6,759	5,258	5,654	5,618
comparable sales growth %	5	6	7	5	1	3	3

Gross margin	2,008	2,139	2,253	2,591	2,101	2,347	2,357
as a % of sales	37.8	38.4	38.7	38.3	40.0	41.5	42.0

Selling expenses	(1,196)	(1,314)	(1,298)	(1,526)	(1,190)	(1,245)	(1,214)
as a % of sales	(22.5)	(23.6)	(22.3)	(22.6)	(22.6)	(22.0)	(21.6)

G&A expenses	(199)	(151)	(222)	(273)	(200)	(230)	(253)
as a % of sales	(3.7)	(2.7)	(3.8)	(4.0)	(3.8)	(4.1)	(4.5)

R&D expenses	(450)	(440)	(447)	(494)	(424)	(416)	(437)
as a % of sales	(8.5)	(7.9)	(7.7)	(7.3)	(8.1)	(7.4)	(7.8)

EBIT	341	229	254	(176)	305	509	464
as a % of sales	6.4	4.1	4.4	(2.6)	5.8	9.0	8.3

EBITA	451	339	366	(50)	402	603	562
as a % of sales	8.5	6.1	6.3	(0.7)	7.6	10.7	10.0

Net income (loss)	183	102	105	(420)	162	317	281

Net income (loss) attributable to shareholders	182	102	104	(423)	161	317	282
Net income (loss) - shareholders per common share in euros - diluted	0.20	0.11	0.11	(0.46)	0.17	0.35	0.31

Q3 2013 Quarterly report            19

Philips quarterly statistics (continued)

all amounts in millions of euros unless otherwise stated

	2012				2013
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,307	10,877	16,698	23,457	5,258	10,912	16,530
comparable sales growth %	5	6	6	6	1	2	2

Gross margin	2,008	4,147	6,400	8,991	2,101	4,448	6,805
as a % of sales	37.8	38.1	38.3	38.3	40.0	40.8	41.2

Selling expenses	(1,196)	(2,510)	(3,808)	(5,334)	(1,190)	(2,435)	(3,649)
as a % of sales	(22.5)	(23.1)	(22.8)	(22.7)	(22.6)	(22.3)	(22.1)

G&A expenses	(199)	(350)	(572)	(845)	(200)	(430)	(683)
as a % of sales	(3.7)	(3.2)	(3.4)	(3.6)	(3.8)	(3.9)	(4.1)

R&D expenses	(450)	(890)	(1,337)	(1,831)	(424)	(840)	(1,277)
as a % sales	(8.5)	(8.2)	(8.0)	(7.8)	(8.1)	(7.7)	(7.7)

EBIT	341	570	824	648	305	814	1,278
as a % of sales	6.4	5.2	4.9	2.8	5.8	7.5	7.7

EBITA	451	790	1,156	1,106	402	1,005	1,567
as a % of sales	8.5	7.3	6.9	4.7	7.6	9.2	9.5

Net income (loss)	183	285	390	(30)	162	479	760

Net income (loss) attributable to shareholders	182	284	388	(35)	161	478	760
Net income (loss) - shareholders per common share in euros - diluted	0.20	0.31	0.42	(0.04)	0.17	0.52	0.83

Net income (loss) from continuing operations as a % of shareholders’ equity	6.3	4.3	4.0	(0.6)	5.8	9.0	9.4

	period ended 2012				period ended 2013

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	915,926	931,391	923,912	914,591	905,381	913,874	915,095
Shareholders’ equity per common share in euros	13.35	13.01	13.01	12.19	12.33	11.78	11.93

Inventories as a % of sales1)	16.9	17.2	16.9	14.3	15.5	15.7	16.5
Inventories excluding discontinued operations	3,623	3,812	3,877	3,359	3,629	3,696	3,832

Net debt : group equity ratio	6:94	13:87	11:89	6:94	12:88	16:84	16:84

Net operating capital	10,634	11,485	11,048	9,316	9,969	10,184	10,249

Total employees	122,008	121,801	121,284	118,087	117,881	117,239	116,266
of which discontinued operations	2,285	2,166	2,058	2,005	1,970	1,958	1,940

1)	sales is calculated over the preceding 12 months

20            Q3 2013 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2012.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2012.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our Annual Report 2012. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2012, unless otherwise stated.

Prior-period financials have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations, the adoption of IAS 19R, which mainly relates to pension reporting, and adjustments to the quarterly figures of 2012, which have already been included in the Annual Report 2012 (for an explanation refer to Annual Report 2012 section 12.10 “Significant Accounting Policies”). An overview of the revised 2012 figures per quarter is available on the Philips website, in the Investor Relations section.

Q3 2013 Quarterly report          21

Condensed consolidated statements of income

in millions of euros unless otherwise stated

	3rd quarter			January to September
	2012		2013	2012		2013

Sales	5,821		5,618	16,698		16,530
Cost of sales	(3,568)		(3,261)	(10,298)		(9,725)

Gross margin	2,253		2,357	6,400		6,805

Selling expenses	(1,298)		(1,214)	(3,808)		(3,649)
General and administrative expenses	(222)		(253)	(572)		(683)
Research and development expenses	(447)		(437)	(1,337)		(1,277)
Other business income	9		20	241		102
Other business expenses	(41)		(9)	(100)		(20)

Income from operations	254		464	824		1,278

Financial income	13		15	62		51
Financial expenses	(129)		(107)	(352)		(304)

Income before taxes	138		372	534		1,025

Income tax expense	(37)		(108)	(158)		(298)

Income after taxes	101		264	376		727

Results relating to investments in associates	(6)		6	(18)		21

Net income from continuing operations	95		270	358		748

Discontinued operations - net of income tax	10		11	32		12

Net income	105		281	390		760

Attribution of net income for the period
Net income attributable to shareholders	104		282	388		760
Net income attributable to non-controlling interests	1		(1)	2		—

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	929,261	1)	914,431	925,112	1)	910,145
- diluted	936,176	1)	922,209	929,485	1)	917,701

Net income attributable to shareholders per common share in euros:
- basic	0.11		0.31	0.42		0.84
- diluted	0.11		0.31	0.42		0.83

1)	Adjusted to make 2012 comparable for the elective share dividend premium (273 thousand) issued in June 2013

22            Q3 2013 Quarterly report

Condensed consolidated balance sheets

in millions of euros unless otherwise stated

	September 30,	December 31,	September 29,
	2012	2012	2013

Non-current assets:
Property, plant and equipment	2,992	2,959	2,813
Goodwill	7,117	6,948	6,654
Intangible assets excluding goodwill	3,902	3,731	3,400
Non-current receivables	154	176	163
Investments in associates	195	177	165
Other non-current financial assets	557	549	596
Deferred tax assets	1,837	1,919	1,826
Other non-current assets	80	94	67

Total non-current assets	16,834	16,553	15,684

Current assets:
Inventories - net	4,071	3,495	3,832
Other current financial assets	—	—	10
Other current assets	412	337	425
Derivative financial assets	129	137	138
Income tax receivable	133	97	136
Receivables	4,522	4,585	4,580
Assets classified as held for sale	56	43	486
Cash and cash equivalents	3,232	3,834	2,034

Total current assets	12,555	12,528	11,641

Total assets	29,389	29,081	27,325

Shareholders’ equity	12,016	11,151	10,913
Non-controlling interests	36	34	38

Group equity	12,052	11,185	10,951

Non-current liabilities:
Long-term debt	3,837	3,725	3,374
Long-term provisions	1,969	2,119	2,011
Deferred tax liabilities	144	92	104
Other non-current liabilities	1,955	2,005	1,754

Total non-current liabilities	7,905	7,941	7,243

Current liabilities:
Short-term debt	859	809	692
Derivative financial liabilities	674	517	413
Income tax payable	142	200	119
Accounts and notes payable	2,997	2,839	3,076
Accrued liabilities	2,986	3,171	2,895
Short-term provisions	640	837	613
Liabilities directly associated with assets held for sale	33	27	245
Other current liabilities	1,101	1,555	1,078

Total current liabilities	9,432	9,955	9,131

Total liabilities and group equity	29,389	29,081	27,325

Q3 2013 Quarterly report            23

Condensed consolidated statements of cash flows

in millions of euros

	3rd quarter		January to September
	2012	2013	2012	2013

Cash flows from operating activities:
Net income	105	281	390	760
Loss from discontinued operations	(10)	(11)	(32)	(12)
Adjustments to reconcile net income to net cash provided by operating activities:
Fixed assets depreciation, amortization, and impairments	346	330	1,016	946
Impairment of goodwill and other non-current financial assets	9	3	12	6
Net gain (loss) on sale of assets	33	(9)	(159)	(49)
(Income) loss from investments in associates	3	(7)	9	(22)
Dividends received from investments in associates	—	—	7	6
(Increase) decrease in working capital:	139	(357)	(234)	(1,247)
Increase in receivables and other current assets	(206)	(428)	(109)	(421)
Increase in inventories	(157)	(265)	(443)	(662)
Increase (decrease) in accounts payable, accrued and other liabilities	502	336	318	(164)
(Increase) decrease in non-current receivables, other assets and other liabilities	(62)	60	(191)	(79)
Increase (decrease) in provisions	51	(76)	107	(243)
Other items	34	123	101	167

Net cash provided by operating activities	648	337	1,026	233

Cash flows from investing activities:
Purchase of intangible assets	(11)	(9)	(25)	(17)
Proceeds from sale of intangible assets	—	—	160	—
Expenditures on development assets	(86)	(88)	(250)	(268)
Capital expenditures on property, plant and equipment	(144)	(137)	(449)	(406)
Proceeds from disposals of property, plant and equipment	3	14	412	22
Cash to derivatives and securities	(9)	(11)	(54)	(93)
Purchase of other non-current financial assets	(9)	(1)	(163)	(5)
Proceeds from other non-current financial assets	—	6	—	15
Purchase of businesses, net of cash acquired	(22)	1	(253)	(5)
Proceeds from sale of interests in businesses, net of cash disposed of	4	(6)	13	85

Net cash used for investing activities	(274)	(231)	(609)	(672)

Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(20)	(76)	168	(203)
Principal payments on long-term debt	(106)	(126)	(589)	(167)
Proceeds from issuance of long-term debt	28	14	1,201	48
Treasury shares transactions	(135)	(18)	(577)	(505)
Dividends paid	1	(41)	(255)	(272)

Net cash used for financing activities	(232)	(247)	(52)	(1,099)

Net cash provided by (used for) continuing operations	142	(141)	365	(1,538)

Cash flows from discontinued operations:
Net cash used for operating activities	(70)	(44)	(273)	(176)
Net cash provided by (used for) investing activities	70	(39)	73	(50)

Net cash used for discontinued operations	—	(83)	(200)	(226)

Net cash provided by (used for) continuing and discontinued operations	142	(224)	165	(1,764)

24            Q3 2013 Quarterly report

	3rd quarter		January to September

Effect of change in exchange rates on cash and cash equivalents	(44)	(49)	(80)	(36)
Cash and cash equivalents at the beginning of the period	3,134	2,307	3,147	3,834

Cash and cash equivalents at the end of the period	3,232	2,034	3,232	2,034

Net cash paid during the period for
Pensions	(149)	(157)	(490)	(489)
Interest	(102)	(83)	(210)	(202)
Income taxes	(92)	(139)	(275)	(378)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Q3 2013 Quarterly report            25

Condensed consolidated statement of changes in equity

in millions of euros

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available -for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January-September 2013

Balance as of December 31, 2012	191	1,304	10,724	54	(93)	54	20	(1,103)	11,151	34	11,185

Net income			760						760	—	760

Other comprehensive income, net of tax			(24)	(12)	(277)	8	(6)		(311)		(311)

Total comprehensive income			736	(12)	(277)	8	(6)		449	—	449

Dividend distributed	4	402	(678)						(272)		(272)

Movement non-controlling interest			—						—	4	4

Cancellation of treasury shares	(7)		(780)					787	—		—

Purchase of treasury shares			(38)					(531)	(569)		(569)

Re-issuance of treasury shares		(37)	(58)					167	72		72

Share-based compensation plans		74							74		74

Income tax share-based compensation plans		8							8		8

Total other equity movements	(3)	447	(1,554)					423	(687)	4	(683)

Balance as of September 29, 2013	188	1,751	9,906	42	(370)	62	14	(680)	10,913	38	10,951

26            Q3 2013 Quarterly report

Sectors

in millions of euros unless otherwise stated

Sales and income from operations

	3rd quarter
	2012			2013
	sales	income from operations as a % of sales		sales	income from operations as a % of sales

Healthcare	2,443	255	10.4	2,258	283	12.5
Consumer Lifestyle	1,051	63	6.0	1,091	102	9.3
Lighting	2,139	(14)	(0.7)	2,084	140	6.7
Innovation, Group & Services	188	(50)	—	185	(61)	—

Philips Group	5,821	254	4.4	5,618	464	8.3

Sales and income from operations

	January to September
	2012			2013
	sales	income from operations as a % of sales		sales	income from operations as a % of sales

Healthcare	7,065	665	9.4	6,747	838	12.4
Consumer Lifestyle	2,934	287	9.8	3,177	255	8.0
Lighting	6,180	22	0.4	6,107	365	6.0
Innovation, Group & Services	519	(150)	—	499	(180)	—

Philips Group	16,698	824	4.9	16,530	1,278	7.7

Q3 2013 Quarterly report            27

Sectors and main countries

in millions of euros

Sales total assets and total liabilities

	sales		total assets		total liabilities excluding debt
	January to September		September 30,	September 29,	September 30,	September 29,
	2012	2013	2012	2013	2012	2013

Healthcare	7,065	6,747	11,617	10,783	3,269	3,172
Consumer Lifestyle	2,934	3,177	3,506	3,007	2,063	1,843
Lighting	6,180	6,107	7,316	7,150	2,243	2,461
Innovation, Group & Services	519	499	6,894	5,899	5,033	4,587

			29,333	26,839	12,608	12,063
Assets and liabilities classified as held for sale			56	486	33	245

Philips Group	16,698	16,530	29,389	27,325	12,641	12,308

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to September		September 30,	September 29,
	2012	2013	2012	2013

Netherlands	436	463	892	867
United States	4,974	4,699	8,280	7,572
China	1,847	2,045	1,122	1,093
Germany	914	926	261	282
Japan	842	761	621	439
France	663	633	89	82
India	520	493	156	126
Other countries	6,502	6,510	2,590	2,406

Philips Group	16,698	16,530	14,011	12,867

1)	Includes property, plant and equipment, goodwill, and intangible assets excluding goodwill

28            Q3 2013 Quarterly report

Pension costs

in millions of euros

Specification of pension costs

	3rd quarter
	2012			2013
	Netherlands	other	total	Netherlands	other	total

Defined-benefit plans

Pensions
Current service cost	44	21	65	48	23	71
Past service cost (incl. curtailments)	—	—	—	—	—	—
Settlements	—	—	—	—	31	31
Interest expense	—	19	19	—	17	17
Interest income	(1)	—	(1)	(1)	—	(1)

Total	43	40	83	47	71	118
of which discontinued operations	—	—	—	—	—	—

Retiree Medical
Interest expense	—	3	3	—	2	2

Total	—	3	3	—	2	2

Defined-contribution plans
Cost	3	34	37	3	34	37
of which discontinued operations	—	1	1	—	1	1

Specification of pension costs

	January to September
	2012			2013
	Netherlands	other	total	Netherlands	other	total

Defined-benefit plans

Pensions
Current service cost	131	65	196	144	64	208
Past service cost (incl. curtailments)	—	—	—	—	(78)	(78)
Settlements	—	—	—	—	31	31
Interest expense	—	57	57	—	49	49
Interest income	(3)	—	(3)	(3)	—	(3)

Total	128	122	250	141	66	207
of which discontinued operations	1	1	2	1	—	1

Retiree Medical
Current service cost	—	1	1	—	1	1
Past service cost (incl. curtailments)	—	(25)	(25)	—	—	—
Interest expense	—	9	9	—	8	8

Total	—	(15)	(15)	—	9	9

Defined-contribution plans
Cost	8	101	109	7	105	112
of which discontinued operations	1	3	4	—	2	2

Q3 2013 Quarterly report            29

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition

in %

	3rd quarter				January to September
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2013 versus 2012
Healthcare	0.0	(7.1)	(0.5)	(7.6)	(0.5)	(3.8)	(0.2)	(4.5)
Consumer Lifestyle	9.3	(5.5)	0.0	3.8	10.8	(2.5)	0.0	8.3
Lighting	3.0	(5.8)	0.2	(2.6)	1.5	(2.7)	0.0	(1.2)
Innovation, Group & Services	(6.9)	(1.3)	6.6	(1.6)	(8.3)	(0.5)	4.9	(3.9)

Philips Group	2.5	(6.1)	0.1	(3.5)	2.0	(3.1)	0.1	(1.0)

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	3rd quarter			January to September
	Income from operations (or EBIT)	Amortization of intangibles1)	EBITA (or Adjusted income from operations)	Income from operations (or EBIT)	Amortization of intangibles1)	EBITA (or Adjusted income from operations)

2013
Healthcare	283	(46)	329	838	(133)	971
Consumer Lifestyle	102	(14)	116	255	(41)	296
Lighting	140	(37)	177	365	(112)	477
Innovation, Group & Services	(61)	(1)	(60)	(180)	(3)	(177)

Philips Group	464	(98)	562	1,278	(289)	1,567

2012
Healthcare	255	(50)	305	665	(150)	815
Consumer Lifestyle	63	(15)	78	287	(42)	329
Lighting	(14)	(46)	32	22	(134)	156
Innovation, Group & Services	(50)	(1)	(49)	(150)	(6)	(144)

Philips Group	254	(112)	366	824	(332)	1,156

1)	Excluding amortization of software and product development

30            Q3 2013 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

September 29, 2013
Net operating capital (NOC)	10,249	7,525	1,164	4,668	(3,108)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,335	2,730	1,565	1,851	3,189
- intercompany accounts	—	159	79	126	(364)
- provisions	2,624	283	199	484	1,658
Include assets not comprised in NOC:
- investments in associates	165	86	—	21	58
- other current financial assets	10	—	—	—	10
- other non-current financial assets	596	—	—	—	596
- deferred tax assets	1,826	—	—	—	1,826
- cash and cash equivalents	2,034	—	—	—	2,034

	26,839	10,783	3,007	7,150	5,899
Assets classified as held for sale	486

Total assets	27,325

December 31, 2012
Net operating capital (NOC)	9,316	7,976	1,205	4,635	(4,500)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,287	2,760	1,718	1,695	4,114
- intercompany accounts	—	71	42	37	(150)
- provisions	2,956	355	315	581	1,705
Include assets not comprised in NOC:
- investments in associates	177	86	—	22	69
- other non-current financial assets	549	—	—	—	549
- deferred tax assets	1,919	—	—	—	1,919
- cash and cash equivalents	3,834	—	—	—	3,834

	29,038	11,248	3,280	6,970	7,540
Assets classified as held for sale	43

Total assets	29,081

September 30, 2012
Net operating capital (NOC)	11,048	8,261	1,443	5,051	(3,707)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,855	2,920	1,703	1,792	3,440
- intercompany accounts	—	68	32	54	(154)
- provisions	2,609	281	328	397	1,603
Include assets not comprised in NOC:
- investments in associates	195	87	—	22	86
- other non-current financial assets	557	—	—	—	557
- deferred tax assets	1,837	—	—	—	1,837
- cash and cash equivalents	3,232	—	—	—	3,232

	29,333	11,617	3,506	7,316	6,894
Assets held for sale	56

Total assets	29,389

Q3 2013 Quarterly report            31

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of net debt to group equity

	September 30, 2012	December 31, 2012	September 29, 2013

Long-term debt	3,837	3,725	3,374
Short-term debt	859	809	692

Total debt	4,696	4,534	4,066
Cash and cash equivalents	3,232	3,834	2,034

Net debt (cash) (total debt less cash and cash equivalents)	1,464	700	2,032

Shareholders’ equity	12,016	11,151	10,913
Non-controlling interests	36	34	38

Group equity	12,052	11,185	10,951

Net debt and group equity	13,516	11,885	12,983

Net debt divided by net debt and group equity (in %)	11	6	16
Group equity divided by net debt and group equity (in %)	89	94	84

Composition of cash flows

	3rd quarter		January to September
	2012	2013	2012	2013

Cash flows provided by operating activities	648	337	1,026	233
Cash flows used for investing activities	(274)	(231)	(609)	(672)

Cash flows before financing activities	374	106	417	(439)

Cash flows provided by operating activities	648	337	1,026	233
Net capital expenditures:	(238)	(220)	(152)	(669)
Purchase of intangible assets	(11)	(9)	(25)	(17)
Proceeds from sale of intangible assets	—	—	160	—
Expenditures on development assets	(86)	(88)	(250)	(268)
Capital expenditures on property, plant and equipment	(144)	(137)	(449)	(406)
Proceeds from sale of property, plant and equipment	3	14	412	22

Free cash flows	410	117	874	(436)

32            Q3 2013 Quarterly report

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